UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

TRISTATE CAPITAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89678F100

(CUSIP Number)

Jennings J. Newcom

Lovell Minnick Partners LLC

Radnor Financial Center

150 N. Radnor Chester Road, Suite A200

Radnor, PA 19087

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Jeffrey R. Brandel

Davis Graham & Stubbs LLP

1550 Seventeenth Street, Suite 500

Denver, Colorado 80202

(303) 892-9400

May 14, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89678F100		Schedule 13D

1	Names of Reporting Persons LM III TriState Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 3,373,693

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 3,373,693

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,373,693

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.1%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 26433B107		Schedule 13D

1	Names of Reporting Persons LM III-A TriState Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 1,504,356

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 1,504,356

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,504,356

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.4%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 26433B107		Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lovell Minnick Equity Partners III LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 3,373,693

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 3,373,693

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,373,693

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.1%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 26433B107		Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lovell Minnick Equity Partners III-A LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 1,504,356

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 1,504,356

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,504,356

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.4%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 26433B107		Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lovell Minnick Equity Advisors III LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 4,878,049

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 4,878,049

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,878,049

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.5%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 26433B107		Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Fund III UGP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 4,878,049

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 4,878,049

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,878,049

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.5%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 26433B107		Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lovell Minnick Partners LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 4,878,049

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 4,878,049

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,878,049

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.5%

14	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer.

This Schedule 13D relates to the acquisition of beneficial ownership of Common Stock, $0.01 par value per share (the “Common Stock”) of TriState Capital Holdings Inc. (the “Issuer”), whose principal place of business is located at One Oxford Centre, 301 Grant Street, Suite 2700, Pittsburgh, Pennsylvania 15219.

Item 2.	Identity and Background.

The persons filing this statement (collectively, the “Reporting Persons”) are:

(a)                                 LM III TriState Holdings LLC, a Delaware limited liability company (“LM III”);

(b)                                 LM III-A TriState Holdings LLC, a Delaware limited liability company (“LM III-A”);

(c)                                  Lovell Minnick Equity Partners III LP, a Delaware limited partnership (“LMEP III”);

(d)                                 Lovell Minnick Equity Partners III-A LP, a Delaware limited partnership (“LMEP III-A”);

(e)                                  Lovell Minnick Equity Advisors III LP, a Delaware limited partnership (“LMEA III”);

(f)                                   Fund III UGP LLC, a Delaware limited liability company (“UGP III”); and

(g)                                  Lovell Minnick Partners LLC, a Delaware limited liability company (“LMP”).

The business address of each of the Reporting Persons is 150 N. Radnor Chester Road, Suite A200, Radnor, Pennsylvania 19087.

The principal business of LM III, LM III-A, LMEP III and LMEP III-A consists of investing in securities and committing capital to facilitate corporate restructuring and other investments.  The principal business of LMEA III consists of performing the functions of, and serving as general partner of LMEP III and LMEP III-A.  The principal business of UGP III consists of performing the functions of, and serving as the general partner of LMEA III.  The principal business of LMP consists of serving as the managing member of UGP III.

During the last five years, no Reporting Person has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons are holders of Common Stock of the Issuer pursuant to the conversion by LM III of 33,763.927 and LM III-A of 15,043.561 shares of the Issuer’s Perpetual Convertible Preferred Stock, Series C (the “Series C Preferred”) pursuant to a Preferred Stock Purchase Agreement dated as of April 24, 2012, by and among the Issuer and the Reporting Persons, as amended by Amendment No. 1 to the Preferred Stock Purchase Agreement, effective August 10, 2012, and as further amended by the  Agreement Regarding Perpetual Convertible Preferred Stock, Series C, effective as of March 18, 2013 (collectively, the “Agreements”), and the subscription and purchase by LM III of 0.3 shares of Common Stock from the Issuer.  The Agreements were entered into in connection with the closing of the initial public offering of the Issuer.  The shares of Series C Preferred were automatically converted into shares of the Issuer’s Common Stock with a conversion ratio of 100 shares of Common Stock for each share of Series C Preferred.

Item 4.	Purpose of Transaction.

The Reporting Persons are parties to the Agreements. In addition, the Issuer has entered into a Registration Rights Agreement made as of August 10, 2012, with the Reporting Persons.  The following descriptions are qualified in their entirety by reference to these Agreements and the Registration Rights Agreement, each of which are attached as exhibits hereto and incorporated herein by reference.

Board representation.  The Issuer has agreed to appoint James E. Minnick, an officer of LMP and designated by the Reporting Persons, to serve in the following positions for the Issuer and for TriState Capital Bank (the “Bank”), a wholly-owned subsidiary of the Issuer: (1) a Class IV director (with a term expiring April 24, 2016) and, in the case of the Bank, a director; (2) a member of the Compensation Committee; and (3) a member of the Nominating and Corporate Governance Committee.   The Issuer has agreed that it will not reduce the term of such Class IV director. Further, the Issuer has agreed that it will nominate the director designated by the Reporting Persons for successive four-year terms and will take any other lawful action within its power to cause the designee to be elected for terms as a director of the Issuer and the Bank. The Issuer has also agreed that vacancies created by any resignation or otherwise of a director designated by the Reporting Persons will be filled with a successor director that has been designated by the Reporting Persons. If a director nominee that has been designated by the Reporting Persons is not elected for any reason, the Issuer has agreed that it will increase the number of directors, creating a vacancy on the Issuer’s board of directors, and then fill that vacancy with the Reporting Persons’ designee. Unless increased pursuant to this covenant, the Issuer has agreed that the number of directors on its board will not exceed 14. The Reporting Persons will have these representation rights for so long as the Reporting Persons collectively hold more than 4.9% of the Issuer’s outstanding Common Stock.

Observer rights.  The Issuer and the Bank will invite one observer designated by the Reporting Persons to the Issuer’s and such Bank’s respective board meetings. This observer will be entitled to attend meetings and take notes, but will not be entitled to vote or participate in discussions at the meetings.  The Reporting Persons will have the above-described observer rights for so long as the Reporting Persons continue to collectively hold more than 4.9% of the Issuer’s outstanding Common Stock.

Financial reporting and access rights.  For as long as any Reporting Person holds at least 25% of the equity securities acquired under the Preferred Stock Purchase Agreement, the Issuer must deliver to the Reporting Persons: (1) the Issuer’s unaudited quarterly financial statements that have been certified by the Issuer’s Chief Executive Officer or Chief Financial Officer; (2) the Issuer’s audited annual financial statements that have been certified by the Issuer’s Chief Executive Officer or Chief Financial Officer; and (3) copies of all of the Issuer’s shareholder communications or any other reports or registration statements that the Issuer files with the SEC or any securities exchange. In addition, for as long as the Reporting Persons hold any of the Issuer’s equity securities, the Issuer has agreed to grant the Reporting Persons reasonable access on a quarterly basis to inspect the Issuer’s properties and corporate and financial records and to discuss the Issuer’s business with key personnel.

Qualification as a Venture Capital Operating Company.  The above-described access and representation rights are intended to provide the Reporting Persons the types of management and access rights that will enable them to qualify as Venture Capital Operating Companies under the applicable regulations of the U.S. Department of Labor. To the extent that it is determined that the rights granted in such agreements are not sufficient for the Reporting Persons to qualify as Venture Capital Operating Companies, the Issuer has agreed that it will cooperate and agree on additional mutually satisfactory management access rights that will satisfy the applicable requirements.

Indemnification.  The Issuer has agreed that it will be the indemnitor of “first resort” with respect to any claims against the director designated by the Reporting Persons for indemnification claims that are indemnifiable by both the Issuer and the Reporting Persons. Accordingly, to the extent that indemnification is permissible under applicable law, the Issuer will have full liability for such claims (including for the advancement of any expenses) and the Issuer has waived all related rights of contribution, subrogation or other recovery that it might otherwise have against the Reporting Persons.

Registration Rights

The Registration Rights Agreement provides that, after August 10, 2017, holders of at least 50% of the Issuer’s Common Stock (on an as-converted basis) that is held by the Reporting Persons may require that the Issuer file a Form S-1 or similar “long-form” registration statement with the SEC to register the shares of the Issuer’s Common Stock that were issued upon conversion by the Reporting Persons of the Issuer’s Series C Preferred. It is a condition to any such long-form demand registration that the aggregate offering price of the securities to be registered be at least $25.0 million.  In addition, after August 10, 2017, holders of at least 25% of the Issuer’s Common Stock (on an as-converted basis) that is held by the Reporting Persons may require that the Issuer file a Form S-3 or similar “short-form” registration statement with the SEC to register the shares of the Issuer’s Common Stock that were issued upon conversion by the Reporting Persons of the Issuer’s Series C Preferred. It is a condition to any such short-form demand registration that the aggregate offering price of the securities to be registered be at least $10.0 million.  All demand registrations pursuant to the Registration Rights Agreement will be short-form registrations whenever the Issuer is permitted to use any applicable short form.  The Issuer has agreed to use its best efforts to make short-form registrations available for the sale of any securities for which registration rights are available under the Registration Rights Agreement. The Issuer will pay the expenses associated with the above-described demand registrations, even if the registration is not completed. Holders of a majority of the securities included in any demand registration will have the right to select investment bankers and managers to administer the offering.

The Registration Rights Agreement also provides certain “piggyback” registration rights to the Reporting Persons. Subject to certain limitations, in the event that the Issuer registers any of its equity securities under the Securities Act (other than pursuant to an above-described demand registration or in connection with registration statements on Form S-4 or Form S-8), the Issuer must give notice to the Reporting Persons of its intention to effect such a registration and must include in the registration statement all registerable securities for which the Issuer has received a written request for inclusion. The Issuer will be required to pay for all piggyback registration expenses, even if the registration is not completed. The Issuer will retain the right to select the investment bankers and managers to administer any underwritten offering in which piggyback registration rights are granted. The rights of any person to request a demand registration or to request inclusion in a piggyback registration pursuant to the Registration Rights Agreement will terminate upon the earliest time after the Issuer’s initial public offering at which a holder of the registerable securities: (1) can sell all shares held by it in compliance with Rule 144(b)(1)(i) or (ii) of the Securities Act; or (2) holds 1% or less of the Issuer’s outstanding common stock and all of the registerable securities held by such holder may be sold in any three-month period without registration in compliance with Rule 144.

Except as otherwise disclosed herein, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer (which may include James E. Minnick), other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

The ownership percentages set forth below are based on 27,822,779 shares of the Issuer’s Common Stock as set forth in the 424(b)(4) filing of the Issuer dated May 8, 2013.

(a)  As of May 14, 2013, LM III holds 3,373,693 shares of Common Stock.  Based on the foregoing, LM III may be deemed to have shared voting and dispositive power over, and therefore beneficial ownership of, approximately 12.1% of the issued and outstanding Common Stock of the Issuer.  LM III is controlled by its manager, LMEP III.  LMEP III is controlled by its sole general partner, LMEA III, LMEA III is controlled by its sole general partner, UGP III and UGP III is controlled by its managing member LMP.  As a result, LMEP III may be deemed to beneficially own the 3,373,693 shares of Common Stock owned by LM III.

As of May 14, 2013, LM III-A holds 1,504,356 shares of Common Stock.  Based on the foregoing, LM III may be deemed to have shared voting and dispositive power over, and therefore beneficial ownership of, approximately 5.4% of the issued and outstanding Common

Stock of the Issuer. LM III-A is controlled by its manager, LMEP III-A.  LMEP III-A is controlled by its sole general partner, LMEA III, LMEA III is controlled by its sole general partner, UGP III and UGP III is controlled by its managing member LMP.  As a result, LMEP III-A may be deemed to beneficially own the 1,504,356 shares of Common Stock owned by LM III-A.

Further, LMEA III, UGP III and LMP may be deemed to have shared voting and dispositive power over, and therefore beneficial ownership of, approximately 17.5% of 4,878,049 shares of Common Stock of the Issuer (the total of the 3,373,693 shares owned by LM III and LMEP III and the 1,504,356 shares owned by LM III-A and LMEP III-A).

(b)                                 Other than as described in paragraph (a) above, the Reporting Persons have and will have the sole power to vote and dispose of the shares of the Common Stock that they beneficially own, by virtue of the relationships described above.

(c)                                  Other than as described in paragraph (a) above, the Reporting Persons have not effected any transactions in the Issuer’s securities within the past 60 days.

(d)                                 Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following descriptions are qualified in their entirety by reference to the Agreements and the Registration Rights Agreement, all of which are attached as exhibits hereto and incorporated herein by reference.

Preferred Stock Purchase Agreement (Exhibit 10.1)

The information set forth in Item 3 is hereby incorporated by reference.

Amendment No. 1 to the Preferred Stock Purchase Agreement (Exhibit 10.2)

The information set forth in Item 3 is hereby incorporated by reference.

Agreement Regarding Perpetual Convertible Preferred Stock, Series C (Exhibit 10.3)

The information set forth in Item 3 is hereby incorporated by reference.

Registration Rights Agreement (Exhibit 10.4)

The information set forth in Item 4 is hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits.
See the Index of Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2013

LM III TRISTATE HOLDINGS LLC

By:	Lovell Minnick Equity Partners III LP,
its Manager

By:	Lovell Minnick Equity Advisors III LP,
its General Partner

By:	Fund III UGP LLC, its General Partner

By:	Lovell Minnick Partners LLC,
its Managing Member

By:	/s/ Jennings J. Newcom
	Name:	Jennings J. Newcom
	Title:	Managing Director

LM III-A TRISTATE HOLDINGS LLC

By:	Lovell Minnick Equity Partners III-A LP,
its Manager

By:	Lovell Minnick Equity Advisors III LP,
its General Partner

By:	Fund III UGP LLC, its General Partner

By:	Lovell Minnick Partners LLC,
its Managing Member

By:	/s/ Jennings J. Newcom
	Name:	Jennings J. Newcom
	Title:	Managing Director

LOVELL MINNICK EQUITY PARTNERS III
LP

By:	Lovell Minnick Equity Advisors III LP,
its General Partner

By:	Fund III UGP LLC, its General Partner

By:	Lovell Minnick Partners LLC,
its Managing Member

By:	/s/ Jennings J. Newcom
	Name:	Jennings J. Newcom
	Title:	Managing Director

LOVELL MINNICK EQUITY PARTNERS
III-A LP

By:	Lovell Minnick Equity Advisors III LP,
its General Partner

By:	Fund III UGP LLC, its General Partner

By:	Lovell Minnick Partners LLC,
its Managing Member

By:	/s/ Jennings J. Newcom
	Name:	Jennings J. Newcom
	Title:	Managing Director

LOVELL MINNICK EQUITY ADVISORS
III LP

By:	Fund III UGP LLC, its General Partner

By:	Lovell Minnick Partners LLC,
its Managing Member

By:	/s/ Jennings J. Newcom
	Name:	Jennings J. Newcom
	Title:	Managing Director

FUND III UGP LLC

By:	Lovell Minnick Partners LLC,
its Managing Member

By:	/s/ Jennings J. Newcom
	Name:	Jennings J. Newcom
	Title:	Managing Director

LOVELL MINNICK PARTNERS, LLC

By:	/s/ Jennings J. Newcom
	Name:	Jennings J. Newcom
	Title:	Managing Director

Index of Exhibits.

10.1                        Preferred Stock Purchase Agreement dated April 24, 2012 by and among TriState Capital Holdings, Inc. and the Purchasers named therein (incorporated by reference to Exhibit 10.5 to TriState Capital Holdings Inc.’s Form S-1 filed on April 2, 2013).

10.2                        Amendment No. 1 to the Preferred Stock Purchase Agreement effective August 10, 2012 (incorporated by reference to Exhibit 10.6 to TriState Capital Holdings Inc.’s Form S-1 filed on April 2, 2013).

10.3                        Agreement Regarding Perpetual Convertible Preferred Stock, Series C, effective as of March 8, 2013 by and among TriState Capital Holdings Inc. and LM III TriState Holdings LLC and LM III-A TriState Holdings LLC (incorporated by reference to Exhibit 10.7 to TriState Capital Holdings Inc.’s Form S-1 filed on April 2, 2013).

10.4                        Registration Rights Agreement made as of August 10, 2012, by and among TriState Capital Holdings Inc. and LM III TriState Holdings LLC and LM III-A TriState Holdings LLC (incorporated by reference to Exhibit 10.8 to TriState Capital Holdings Inc.’s Form S-1 filed on April 2, 2013).

99. 1                     Joint Filing Agreement dated May 14, 2013.